Exhibit 99.1

NEWS RELEASE

YAMANA GOLD’S 2008 ANNUAL REPORT AND 40-F NOW AVAILABLE

TORONTO, ONTARIO, March 31, 2009 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced that its 2008 Annual Report is now available on SEDAR and on EDGAR.  In addition, a Form 40-F report has been filed with the SEC and is available on EDGAR.

Both documents can also be found on Yamana’s website at www.yamana.com, under “Investors” in the “Financial and Corporate Reports” section.

Shareholders may receive a copy of Yamana’s audited financial statements without charge upon request to Yamana Gold’s Investor Relations Department at 150 York Street, Suite 1102, Toronto, Ontario M5H 3S5 or to investor@yamana.com.

About Yamana

Yamana Gold Inc. is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Chile, Argentina, Mexico and Central America. Yamana is producing gold and other precious metals at intermediate company production levels. Yamana plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jodi Peake Vice President, Corporate Communications & Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com	Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com